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                                                                  Exhibit 2.7


(Unofficial translation from Chinese to English. In case of discrepancy, the Chinese version prevails.)

==============================================================================


                 MEMORANDUM REGARDING CONTRACT FOR USE OF LAND

This Memorandum is made on March 25, 1996 between

Party A:         Shenzhen City Baoan Xinan Gu Su Estate Residents Committee;
                 and

Party B:         Namtai Electronic (Shenzhen) Co. Ltd.

Whereas Parties A and B have entered into an agreement dated November 29, 1993 regarding the transfer of the land with a total area of 26,313.28 square meters, situated at Zhuao, Gu Su Industrial Estate, Xinan, Baoan (hereinafter called "the Land"); and

Whereas The People's Government of Shenzhen City, on February 27, 1996, announced a new legislation regarding lease tenure.

Therefore Parties A and B agree to execute this Memorandum to confirm the lease tenure for Party B to use the Land be extended to 50 years.

This Memorandum is legally binding. All disputes or contradictions arising from the execution of the terms of this Memorandum, the related contracts and agreements and other related documents shall be resolved by benevolent negotiations between Party A and Party B. In failure to agree on a mutually acceptable solution, the issue should be submitted to the local arbitration authority for judgement and such judgement shall be final and legally binding to both parties.

This Memorandum comprises of six counterparts and each party shall retain three counterparts. All six counterparts duly signed, executed and sealed shall be valid and have the same legal effect.


Signed by:

Party A:                                   Party B:
Shenzhen City Baoan Xinan Gu Su Estate     Namtai Electronic (Shenzhen)
Residents Committee                        Co. Ltd.
Authorized Person                          Authorized Person

Date:  March 25, 1996